# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alto Ingredients, Inc., CIK 0000778164
CUSIP: 021513106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 400 CAPITOL MALL, SUITE 2060, SACRAMENTO, California (CA), 95814
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0000921895-25-000585
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (0.4% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,300,000; shared voting power 325,000; sole dispositive power 3,300,000; shared dispositive power 325,000; aggregate amount beneficially owned 3,625,000 (4.7% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (1% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 500,000; shared voting power 800,000; sole dispositive power 500,000; shared dispositive power 800,000; aggregate amount beneficially owned 1,300,000 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Alto Ingredients, Inc.
Address of issuer's principal executive offices: 400 CAPITOL MALL, SUITE 2060, SACRAMENTO, California (CA), 95814

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Following the entry into the Agreement, as defined and described in Item 4 below, on March 18, 2025, the Reporting Persons mutually agreed in writing to terminate the Group Agreement pursuant to Section 9 thereof (the "Termination Agreement"). In connection with the Termination Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1 to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 17, 2025, Bradley L. Radoff and Michael Torok (together, the "Radoff/Torok Group") entered into a letter agreement (the "Agreement") with the Issuer. Pursuant to the Agreement, incumbent directors Douglas L. Kieta and Michael D. Kandris will not stand for re-election to the Board at the 2025 Annual Meeting.

Pursuant to the Agreement, the Reporting Persons are subject to certain customary standstill restrictions from the date of the Agreement until the earlier to occur of (i) 30 days prior to the deadline for delivery of notice under the Amended and Restated Bylaws of the Issuer for the nomination of director candidates for election to the Board at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") or (ii) 120 days prior to the first anniversary of the 2025 Annual Meeting (the "Standstill Period"), it being understood that the Issuer shall be required to give sufficient advance notice to the Radoff/Torok Group in the event the Issuer determines to advance or delay the 2026 Annual Meeting, so that the Radoff/Torok Group will continue to have no less than 30 days to nominate at such meeting. During the Standstill Period, the Reporting Persons also agreed to vote their Shares in favor of all directors nominated by the Board for election and otherwise in accordance with the recommendations of the Board, and against the election of any director nominee not so recommended by the Board; provided, however, that in the event that both Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than the election of directors), the Reporting Persons shall be permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided, further, that the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of stockholders of the Issuer. During the Standstill Period, the Reporting Persons also agreed not to acquire beneficial ownership of more than 19.9% of the outstanding Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 76,611,090 Shares outstanding as of March 12, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 325,000 Shares, constituting approximately 0.4% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 3,300,000 Shares, constituting approximately 4.3% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 325,000 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 3,625,000 Shares, constituting approximately 4.7% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 800,000 Shares, constituting approximately 1.0% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 500,000 Shares, constituting approximately 0.7% of the Shares outstanding. Mr. Torok, as the Manager of JEC II, may be deemed to beneficially own the 800,000 Shares beneficially owned by JEC II, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,300,000 Shares, constituting approximately 1.7% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of March 18, 2025, effective upon the Termination Agreement, the Reporting Persons ceased to collectively beneficially own over 5% of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 17, 2025, the Radoff/Torok Group and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 18, 2025, the Reporting Persons executed the Termination Agreement, thereby terminating the Group Agreement. A copy of the Termination Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Agreement, dated March 17, 2025, by and among the Issuer, Bradley L. Radoff and Michael Torok.

99.2 - Termination Agreement, dated March 18, 2025.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (03/18/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (03/18/2025)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (03/18/2025)
- Torok Michael: /s/ Michael Torok, Michael Torok (03/18/2025)